UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number 001-12284

GOLDEN STAR RESOURCES LTD.

(Translation of registrant’s name into English)

150 King Street West

Suite 1200

Toronto, Ontario

M5H 1J9, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K is incorporated by reference in the Registration Statements on Form S-8 of the Registrant as each may be amended from time to time (File Nos. 333-105820, 333-105821, 333-118958, 333-169047 and 333-175542) and Form F-10, as may be amended from time to time (File No. 333-196906) to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2016

GOLDEN STAR RESOURCES LTD.

By:	/s/ André van Niekerk
André van Niekerk Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Management Information Circular for the Annual General and Special Meeting of Shareholders

99.2	Notice of Annual General and Special Meeting of Shareholders

99.3	Form of Proxy for Annual General and Special Meeting of Shareholders

99.4	Supplemental Mailing List Return Card

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